

14046214

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: March 31, 2016 | |
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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



| SEC FILE NUMBER |
| --- |
| 8 - ~~68071~~ |
| 47157 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING      1/1/2013      AND ENDING      12/31/2013

                   MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Plus Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 50th Floor

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

New York        New York        10020

    (City)              (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Bodak                              (212) 956-2221

                                                          (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

                             (Name -- *if individual, state last, first, middle name* )

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _____Chris Bodak_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Plus Securities LLC_____, as of
_____December 31_____,20_13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____                    _____
                                                                Signature

                                                            CEO   End
                                                                Title

STATE OF NEW YORK        )
                         } ss.:
COUNTY OF _New York_     )

_____
ESPERANZA COFFIE
Notary Public, State of New York
No. 01CO6211394
Qualified in Queens County
Commission Expires September 14, 2017

On this 20th day of Feb. 2014, before me came
Chris Bodak, known to me to be the individual ... in and who
executed the foregoing certificate, acknowledges ... to me ... he executed
the same.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PLUS SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## AND
## INDEPENDENT AUDITORS' REPORT

### DECEMBER 31, 2013

# PLUS SECURITIES LLC

## CONTENTS





4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To Plus Securities LLC

We have audited the accompanying statement of financial condition of Plus Securities LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Plus Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 19, 2014

1

# PLUS SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2013

**ASSETS**

| | | |
|---|---|---|
| **Cash** | $ | 506,470 |
| **Prepaid expenses** | | 2,143 |
| | $ | 508,613 |

**LIABILITY AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **Liability,** accounts payable and accrued expenses | $ | 36,162 |
| **Member's equity** | | 472,451 |
| | $ | 508,613 |

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Plus Securities LLC (the "Company"), a wholly-owned subsidiary of Paulson Holdings LLC ("Paulson"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal operation is to act as a placement agent of the interests in affiliated private investment funds ("Funds"). The Funds' interests are sold in private placements to qualified accredited investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of customer funds or securities.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 19, 2014. Subsequent events have been evaluated through this date.

*Revenue Recognition from Placement Business*

The Company solicits prospective investors to the Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company for services rendered at a rate of $75,000 per quarter payable in arrears. The Company records the revenues when earned.

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to U.S. federal and state income tax audits for all periods before 2010.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3

## 2. Net capital requirement

The Company is a member of the FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $470,000, which was approximately $465,000 in excess of its minimum requirement of $5,000.

## 3. Concentrations of credit risk

For the year ended December 31, 2013, 100% of placement fee income was earned from six companies related through common control.

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

## 4. Related party transactions

Pursuant to the Amended and Restated Lease and Shared Service Agreement (the, "Agreement"), Paulson & Co. Inc. provides office space along with certain fixed assets to the Company. All costs incurred by Paulson & Co. Inc. for the maintenance and occupancy of the space provided are the responsibility of Paulson & Co. Inc. and the Company has no duty or obligation to pay, repay or reimburse Paulson & Co. Inc. for any of these expenses.

Certain operating expenses, including professional and regulatory compliance expenses, are paid by Paulson & Co. Inc. and reimbursed by the Company in accordance with the Agreement. The Company owed nil to Paulson & Co. Inc. for these expenses as of December 31, 2013.

## 5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".